UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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82 - ☐

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

January 28, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER SETS NEW PRODUCTION RECORDS TO END 2007

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) reports that both of its 100% owned Mexican mines saw major turnarounds in the fourth quarter to end 2007 with several new production records. Operational highlights include:

•	Highest monthly head grade at Guanajuato since the Company took over the operation, at 161g/t silver and 1.23g/t gold in December - a 50% increase over the average for 2007.
•	Highest monthly recoveries at Guanajuato of 77.6% for gold and 84.2% for silver in December.
•	Second highest monthly production at Guanajuato in December, at 78,383 silver equivalent ounces (Ag Eq Oz).
•	Quarterly production at Topia was 171,823 Ag Eq Oz - a 16% increase over the third quarter and roughly equaling the previous quarterly record from Q1 2007.
•	Total production for the fourth quarter was 346,729 Ag Eq Oz, a 50% increase over the same period last year.
•	Total production for the year of 2007 of 1,336,629 Ag Eq Oz exceeded total production for 2006 by 109%.
•	New appointments of General Mine Manager, Chief Geologist and Plant Superintendent at the Guanajuato Mine.
•	Francisco Ramos, formerly VP Operations, appointed new VP Business Development.

(Silver equivalents for all of 2007 were established using prices of US$600/oz Au, US$12/oz Ag, US$0.60/lb Pb and US$1.50/lb Zn. These will be revised for 2008.)

The Guanajuato Mine produced 127,624 oz of silver and 946 oz of gold from 45,773 tonnes in the fourth quarter. The December average ore grades of 161.2g/t silver and 1.23g/t gold represent a 50% increase in the silver equivalent grade as compared to the average for 2007. The increase in grade is a direct result of new grade control measures which, in turn, resulted in decreased output from the San Vicente area of the mine, a source of lower grade material, and more focus on the higher grade areas. Consequently, the monthly production actually increased by 55% from October to December despite a 33% decrease in throughput at the plant over the same period. This strategy is continuing into 2008 with the focus shifting to increasing tonnage while maintaining the now higher grades.

December output at Guanajuato was the second highest of the year, at 78,383 Ag Eq Oz, and the processing plant metal recoveries, of 77.6% for gold and 84.2% for silver, and concentrate quality, were the highest to date. As such, average recoveries for Q4 increased to 71.2% for gold and 77.1% for silver compared to 70.5% and 73.1%, respectively in Q3. A metallurgical test program is continuing in order to find ways of further improving the performance of the plant to increase precious metal recovery and concentrate quality at the higher output levels.

Mine development was focused on the Guanajuatito area in the northwest portion of the mine property, at the deep Clavo de Cata in the central part, and at the San Vicente, Promontorio and deep Rayas areas in the southeast sector of the property. While the easily accessible San Vicente area provided lower grade ore for the start up of the operation, production from this area has been reduced significantly now that new grade control measures have been implemented and higher grade material is available from other areas in the mine. At Guanajuatito, silver-gold mineralization discovered by Great Panther in a 2005 surface drilling program is being developed on the 20 metre level and is accessible by ramp. At the Clavo de Cata, mining is underway on the 430 metre level where the Company is developing the downward continuation of a significant orebody.

As reported on November 29, 2007 this zone has returned grades of up to 2,017 g/t silver and 8.16 g/t gold over 10.30 metres in underground sampling while diamond drilling below this continues to intersect strong mineralization. At the deep Rayas area, on the 365 metre level, high grade pillars are being mined while development continues to access other production areas and to provide access to, and prepare, drill stations for a deep drilling program. All three of these high grade zones are open to depth.

At the Topia Mine, better vein widths and higher grades saw quarter over quarter production of silver increase by 26% to 82,850 oz, gold by 88% to 241 oz, and lead by 5% to 427,700 lbs. Zinc production decreased by 1% to 445,300 lbs. This equates to a 16% increase in overall production to 171,823 Ag Eq Oz. Overall head grades increased by 27% to 340g/t Ag, 0.9g/t Au, 2.63% Pb and 3.16% Zn (746g/t Ag Eq). Recoveries at Topia in the fourth quarter averaged 85.1% for Ag, 71.0% for Au, 88.0% for Pb and 84.1% for Zn, compared to 82.4% for Ag, 71.4% for Au, 91.4% for Pb and 81.4% for Zn in the third quarter. A total of 8,528 tonnes was processed from the Company’s mines in Topia in Q4 while 2,699 tonnes were custom milled for a local miner. This represents a 10% decrease in tonnage from the previous quarter, yet the quarterly output effectively equaled the highest ever (Q1 2007 – 171,891 Ag Eq Oz) due to the higher grades.

Mine development, with planning being directed by ongoing diamond drilling, is providing access to a number of high grade narrow veins which are being exploited at the Topia operations. Great Panther expects the output to continue to improve as these veins are developed for production. On the Argentina vein, ramp development has provided access to the production sub-level above Level 2 and will soon access the main level before being deepened further to the 3rd and 4th levels. Ore from the development of the production levels is confirming results from earlier drilling.

The 2007 production of 1,336,629 Ag Eq oz from both of Great Panther’s mines includes 800,666 oz of silver, 4,437 oz of gold, 1,620,400 lbs of lead, and 1,867,300 lbs of zinc. This production level represents a 109% increase over production in 2006. Guanajuato produced 710,903 Ag Eq Oz in 2007, a 358% increase over the 2006 production, while Topia produced 625,726 Ag Eq Oz in 2007, a 29% increase over 2006. As mine development increases and continued diamond drilling success establishes new resources at the mines, the Company expects this growth in production to continue through 2008. In addition, management is actively looking at ways to more significantly increase the output from both operations. Current production plans for 2008 indicate output from both operations should exceed 1.75 million ounces Ag Eq.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

“Kaare G. Foy”

Kaare G. Foy

Executive Chairman

Date: January 29, 2008

CW1648237.1